February 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Karl Hiller

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:          Graphic Packaging Corporation

Form 10-K/A2 for the Fiscal Year Ended December 31, 2004 filed August 9, 2005

Form 10-Q for the Quarter Ended September 30, 2005 filed November 3, 2005

File No. 001-13182

Dear Mr. Hiller:

Graphic Packaging Corporation (the “Company”) is hereby responding to the additional comments contained in your letter dated February 6, 2006 relating to Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”).  The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

The Merger, page 5

1.             Please provide detail computations underlying your measures of synergies.  Absent this support, and without an ability to demonstrate how the measures relate to your reported results, disclosing such amounts is generally not appropriate.

A.            As we discussed in our conversation with you and Ms. Lily Dang of the Commission on Tuesday, February 7, 2006, the Company does not intend to include disclosure regarding synergies relating to the 2003 merger of Riverwood Holding, Inc. and Graphic Packaging International, Inc. in its future filings.  Accordingly, with your permission and in lieu of providing the detailed support requested, the Company hereby confirms that any discussion of synergies resulting from future transactions will clearly relate the synergies back to reported financial results (either actual or pro forma, as appropriate).

Credit Agreement EBITDA, page 18

2.             We believe you should expand your reconciliation to identify and quantify all components that are reflected in your net “credit agreement EBITDA adjustments” line item, as described in point A.

A.            As we discussed in our conversation with you and Ms. Lily Dang of the Commission on Tuesday, February 7, 2006, the Company will expand our tabular reconciliation to quantify all of the components of net “credit agreement EBITDA adjustments.”  We will include the following (as updated for the appropriate filing period) in our Annual Report on Form 10-K for the year ended December 31, 2005 and in other future filings:

“Covenant Restrictions

The Senior Secured Credit Agreement, which governs the Term Loan Facility and the Revolving Credit Facility, imposes restrictions on the Company’s ability to make capital expenditures and both the Senior Secured Credit Agreement and the indentures governing the Senior Notes and Senior Subordinated Notes (the “Notes”) limit the Company’s ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company’s ability to respond to market conditions, meet its capital spending program, provide for unanticipated capital investments or take advantage of business opportunities. The covenants contained in the Senior Secured Credit Agreement, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make dividend and other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of indentures under which the Notes are issued, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, make capital expenditures and engage in certain transactions with affiliates.

The financial covenants in the Senior Secured Credit Agreement specify, among other things, the following requirements for each four quarter period ending during the following test periods:

Test Period	Maximum Consolidated Debt to Credit Agreement EBITDA Leverage Ratio(A)	Minimum Credit Agreement EBITDA to Consolidated Interest Expense Ratio(A)
December 31, 2004—December 30, 2005	6.15 to 1.00	2.25 to 1.00
December 31, 2005—December 30, 2006	5.75 to 1.00	2.35 to 1.00
December 31, 2006—December 30, 2007	5.25 to 1.00	2.50 to 1.00
December 31, 2007—December 30, 2008	4.75 to 1.00	2.75 to 1.00
December 31, 2008—June 30, 2010	4.50 to 1.00	2.90 to 1.00

At December 31, 2004, the Company was in compliance with the financial covenants in the Secured Credit Agreement, as amended, and the ratios were as follows:

Maximum Consolidated Debt to Credit Agreement EBITDA Leverage Ratio -  5.13

Minimum Credit Agreement EBITDA to Consolidated Interest Expense Ratio - 2.81

Credit Agreement EBITDA as used herein is a financial measure that is used in the Senior Secured Credit Agreement. Credit Agreement EBITDA is not a defined term under accounting principles generally accepted in the United States and should not be considered as an alternative to income from operations or net income as a measure of operating results or cash flows as a measure of liquidity. Credit Agreement EBITDA differs from the term “EBITDA” (earnings before interest expense, income tax expense, and depreciation and amortization) as it is commonly used. In addition to adjusting net income to exclude interest expense, income tax expense, and depreciation and amortization, Credit Agreement EBITDA also adjusts net income by excluding certain other items and expenses, as specified below. The Company’s definition of Credit Agreement EBITDA may differ from that of other similarly titled measures at other companies.

The Company’s management believes that presentation of Credit Agreement EBITDA provides useful information to investors because borrowings under the Senior Secured Credit Agreement are a key source of the Company’s liquidity, and the Company’s ability to borrow under the Senior Secured Credit Agreement is dependent on, among other things, its compliance with the financial ratio covenants.  Failure to comply with these financial ratio covenants would result in a violation of the Senior Secured Credit Agreement and, absent a waiver or amendment from the lenders under such agreement, permit the acceleration of all outstanding borrowings under the Senior Secured Credit Agreement.

The calculations of the components of the Company’s financial covenant ratios are listed below:

As Restated
Year Ended
(Amounts in Millions)	December 31, 2004
Net Loss	$(60.9)
Income Tax Expense	28.9
Interest Expense, Net	149.0
Depreciation and Amortization	228.9
Equity in Net Earnings of Affiliates	(1.4)
Pension, Postemployment and Postretirement Benefits Expense, Net of Contributions	27.4
Merger Related Expenses	12.0
Dividends from Equity Investments	1.1
Write-Down of Assets	10.1
Credit Agreement EBITDA (A)	$395.1

Year Ended
(Amounts in Millions)	December 31, 2004
Interest Expense	$149.6
Amortization of Deferred Debt Issuance Costs	(8.7)
Interest Income	(0.6)
Credit Agreement Interest Expense Adjustments (B)	0.1
Consolidated Interest Expense (C)	$140.4

As of
(Amounts in Millions)	December 31, 2004
Short Term Debt	$14.2
Long Term Debt, Less Current Portion	2,011.0
Total Debt	$2,025.2

Notes:

(A) Credit Agreement EBITDA is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Credit Agreement EBITDA is defined as consolidated net income before consolidated interest expense, non-cash expenses and charges, total income tax expense, depreciation expense, expense associated with amortization of intangibles and other assets, non-cash provisions for reserves for discontinued operations, extraordinary, unusual or non-recurring gains or losses or charges or credits, gain or loss associated with sale or write-down of assets not in the ordinary course of business, and any income or loss accounted for by the equity method of accounting.

(B) Credit agreement interest expense adjustments include the discount from the financing of receivables.

(C) Consolidated Interest Expense is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Consolidated Interest Expense is defined as consolidated interest expense minus consolidated interest income plus any discount from the financing of receivables.

The Company’s ability to comply in future periods with the financial covenants in the Senior Secured Credit Agreement will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, business and other factors, many of which are beyond the Company’s control and will be substantially dependent on the selling prices for the Company’s products, raw material and energy costs, and the Company’s ability to successfully implement its overall business and profitability strategies. If a violation of any of the covenants occurred, the Company would attempt to obtain a waiver or an amendment from its lenders, although no assurance can be given that the Company would be successful in this regard. The Senior Secured Credit Agreement and the indentures governing the Senior Subordinated Notes and the Senior Notes have covenants as well as certain cross-default or cross-acceleration provisions; failure to comply with these covenants in any agreement could result in a violation of such agreement which could, in turn, lead to violations of other agreements pursuant to such cross-default or cross-acceleration provisions.  The Senior Secured Credit Agreement is collateralized by substantially all of the Company’s domestic assets.”

Financial Statements

Note 12 – Contingencies and Commitments, page 46

3.             We have read your response to prior comment 4, indicating that you believe that the amounts accrued for all of your loss contingencies and of reasonably possible additional loss are not material.  We believe that you should include these assertions along with your disclosure so that your view concerning the extent of the impact and exposure is clear.  Also revise your disclosure to clarify whether you are able to estimate future costs of compliance, investigation and remediation that are reasonably likely; rather than stating that you are not able to predict with certainty the portion of such costs that you consider to be remote.  If you intended to state that you consider the likelihood of incurring any such costs to be remote, then please rephrase your disclosure accordingly.  Tell us the amount of all damages and penalties quantified by third parties that are associated with your loss contingencies so that we may better understand your assertions.

A.            Pursuant to our conversation with you and Ms. Lily Dang on February 7, 2006, we agree to indicate in our future disclosures whether or not we consider the amounts accrued for our loss contingencies and amounts of reasonably possible additional loss are material to the Company’s financial position and to clarify our disclosure regarding whether future costs of compliance, investigation and remediation are considered remote or reasonably possible and whether such costs are currently estimable.  We also propose to clarify the language describing other losses in future filings as follows:

“The Company is subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations that change from time to time, including those governing discharges to air, soil and water, the management, treatment and disposal of hazardous substances, solid waste and hazardous wastes, the investigation and remediation of contamination resulting from historical site operations and releases of hazardous substances, and the health and safety of employees.  Compliance initiatives could result in significant costs, which could negatively impact the Company’s financial condition and results of operations.  Any failure to comply with such laws and regulations or any permits and authorizations required thereunder could subject the Company to fines, corrective action or other sanctions.

In addition, some of the Company’s current and former facilities are the subject of environmental investigations and remediations resulting from historical operations and the release of hazardous substances or other constituents.  Some current and former facilities have a history of industrial usage for which investigation and remediation obligations may be imposed in the future or for which indemnification claims may be asserted against the Company.  Also, potential future closures or sales of facilities may necessitate further investigation and may result in future remediation at those facilities.

The Company has established reserves for those facilities or issues where liability is probable and the costs are reasonably estimable.  The Company believes that the amounts accrued for all of its loss contingencies, and the reasonably possible loss beyond the amounts accrued, are not material to the Company’s financial condition.  The Company cannot estimate with certainty future compliance, investigation or remediation costs, all of which the Company currently considers to be remote.  Costs relating to historical usage or indemnification claims that the Company considers to be reasonably possible are not quantifiable at this time.  The Company will continue to monitor environmental issues at each of its facilities and will revise its accruals, estimates and disclosures relating to past, present and future operations as additional information is obtained.”

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•        the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•        Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3255 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,

/s/ Daniel J. Blount
Daniel J. Blount
Senior Vice President and
Chief Financial Officer

cc:	Ms. Lily Dang – Securities and Exchange Commission
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Mr. Dale Baylet – PricewaterhouseCoopers LLC